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SEC FILE NUMBER
8-49569

SEC Mall Processing

MAR 01 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Exane, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12 East 49th Street, 30th Floor

(No. and Street)

New York, NY 10017

(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Scott Eveleth	(212) 634-5165	scott.eveleth@exane.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP

(Name – if individual, state last, first, and middle name)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

October 8, 2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

(SEC I.D. No. 8-49569)
(NFA I.D. No. 0482764)

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

OATH OR AFFIRMATION

I, J. Scott Eveleth, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Exane, Inc., as of February 28, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

FOEYSIEN N BETANCES
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BE6342229
Qualified in Queens County
Commission Expires May 16, 2024

Signature: [signature]

Title: President & CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: Supplemental Report on Internal Control Required by Regulation 1.16 of the CFTC.

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Exane, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Exane, Inc., (the "Company"), as of December 31, 2021, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules g, h, and i (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Mazars USA LLP

New York, NY
February 28, 2022

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS	
CASH AND CASH EQUIVALENTS	$ 21,634,713
RECEIVABLES:	
Affiliate	7,623,445
Customers	10,532,679
Brokers, dealers, and clearing organizations	16,586,748
SECURITIES OWNED	2,125,000
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost (less accumulated depreciation and amortization of $241,489)	1,267,463
RIGHT OF USE ASSETS	10,460,461
PREPAID AND OTHER ASSETS	2,344,909
TOTAL ASSETS	$ 72,575,418
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accrued expenses	$ 13,517,512
Affiliate payable	688,582
Customer payables	11,084,563
Lease liabilities	10,527,809
Long-term liabilities	4,741,611
Payable to brokers, dealers, and clearing organizations	7,619,603
Total liabilities	48,179,680
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value — authorized, 1,007 shares; issued and outstanding	10
Additional paid-in capital	5,133,739
Accumulated comprehensive loss, net of taxes of $234,936	(659,249)
Retained earnings	19,921,238
Total stockholder's equity	24,395,738
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 72,575,418

See notes to financial statements.

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES:		
Commissions, net of currency revaluation gains of $33,630	$	55,340,734
Advisory services		14,040,792
Interest income		5,490
Total revenues		69,387,016
EXPENSES:		
Brokerage, research and clearance		33,018,638
Employee compensation and benefits		26,948,077
Occupancy		1,813,265
Communication and data processing		1,325,327
Professional fees		463,420
Travel and entertainment		352,009
Regulatory fees		300,805
Depreciation and amortization		147,112
Other		171,221
Total expenses		64,539,874
INCOME BEFORE INCOME TAX EXPENSE		4,847,142
INCOME TAX EXPENSE		1,380,970
NET INCOME	$	3,466,172
COMPREHENSIVE INCOME:		
NET INCOME	$	3,466,172
Other comprehensive loss:		
Adjustment to pension funded status		2,069,496
Income tax related to items of other comprehensive income		(542,208)
Other comprehensive gain, net of tax		1,527,288
COMPREHENSIVE INCOME	$	4,993,460

See notes to financial statements.

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock Shares	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
BALANCE - Beginning of year	1,007	$ 10	$ 5,133,739	$ (2,186,537)	$ 20,044,224	$ 22,991,436
Net income					3,466,172	3,466,172
Dividend paid					(3,589,158)	(3,589,158)
Comprehensive gain, net of tax				1,527,288		1,527,288
BALANCE - End of year	1,007	$ 10	$ 5,133,739	$ (659,249)	$ 19,921,238	$ 24,395,738

See notes to the financial statements

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$3,466,172
Noncash items included in net income:	
Depreciation and amortization expenses	147,112
Deferred taxes	(465,914)
(Increase) decrease in operating assets:	
Receivable from customers	32,243,982
Receivable from affiliates	(2,865,896)
Receivable from brokers, dealers, and clearing organizations	5,009,895
Right of use assets	(9,806,952)
Prepaid and other assets	2,528,549
Increase (decrease) in operating liabilities:	
Accrued expenses	4,388,331
Payable to affiliate	688,582
Payables to customer	3,710,801
Lease liabilities	9,859,061
Long-term liabilities	(1,470,895)
Payable to brokers, dealers, and clearing organizations	(32,931,607)
Net cash provided by operating activities	14,501,221
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture, equipment and leasehold improvements	(503,037)
Net cash used by investing activities	(503,037)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid	(3,589,158)
Net cash used by financing activities	(3,589,158)
NET INCREASE IN CASH AND CASH EQUIVALENTS	10,409,026
CASH AND CASH EQUIVALENTS — Beginning of year	11,225,687
CASH AND CASH EQUIVALENTS — End of year	$21,634,713
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid for income taxes	$1,496,834

See notes to the financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — Exane, Inc. (the "Company") is a wholly owned subsidiary of Exane SA (the "Parent"). The Parent is authorized as an investment company in France by ACPR (Autorité de Contrôle Prudentiel et de Résolution). The Company is incorporated under the laws of the State of Delaware and is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and an introducing broker registered with the Commodity Futures Trading Commission and a member of the National Futures Association. The primary business of the Company is serving the U.S. and European investment needs of U.S. institutional investors. The Company deals primarily in listed securities of European issuers and listed securities and options of U.S. issuers. The Company transmits orders in foreign securities to the Parent for execution and clearing in accordance with an agreement in compliance with Rule 15a-6 of the Securities and Exchange Act of 1934.

Basis of Presentation — The financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily consist of cash and short-term money market instruments. The Company maintains cash balances at numerous financial institutions. At December 31, 2021, approximately $961,000 of the cash and cash equivalents balance supports the Company's letter of credit related to its lease agreements. Therefore, this amount is deemed to be a non-allowable asset for net capital purposes. The cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times during the year balance may exceed insured limits. As of December 31, 2021, the excess was approximately $20,635,000.

Securities Owned — Securities owned at December 31, 2021, consists of certificates of deposit with maturities greater than 90 days and are presented at cost, which approximates fair value, and accounted for on a trade date basis. The securities owned are categorized in Level 2 of the fair value hierarchy. At December 31, 2021, approximately $1,000,000 of the certificates of deposit is held with a bank that is not required to allow the Company to withdraw the balance prior to maturity. Therefore, this amount is deemed to be a non-allowable asset for net capital purposes.

Furniture, Equipment, and Leasehold Improvements — Maintenance and repair costs are expensed as incurred. Furniture and equipment are carried at cost, less accumulated depreciation and are depreciated on a straight-line basis generally using estimated useful lives of three to five years. Leasehold improvements are carried at cost, less accumulated depreciation and are depreciated on a straight-line basis using either the life of the lease or the estimated life of the asset, whichever is shorter.

As of December 31, 2021, furniture, equipment, and leasehold improvements are comprised of the following:

		Cost		Accumulated Depreciation		Depreciated Value
Organization & Licenses	$	38,193	$	(38,193)	$	-
Buildings & Improvements		686,349		(39,389)		646,960
Office Equipment		452,898		(144,970)		307,928
Furniture & Fixtures		331,512		(18,937)		312,575
TOTAL	$	1,508,952	$	(241,489)	$	1,267,463

Depreciation and amortization expense for the year ended December 31, 2021 totaled $147,112.

Commission Revenues and Brokerage, Research and Clearance Expenses — The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related execution and clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions charged in foreign currencies are recorded in U.S. dollars (USD) at the translated values. (Also refer to Note 2).

Advisory Services Income — Advisory services income is earned by providing customers with investment advice from the Company's sales people, recommendations on various securities products, research products such as research reports and access to research analysts and the senior managers of listed companies. Advisory services income are payments received from our customers either directly, from other brokers and dealers as part of their commission sharing agreements (CSAs) or from allocations from the Company's own CSAs agreements. The Company believes the performance obligation is satisfied on providing investment advice, recommendations on securities products or upon the issuance of research reports. Advisory services income is recognized when agreed upon with the customers and invoiced or when the Company is notified by the customer of their intent to make payment, and payment is assured.

Interest Income — Interest revenue is earned on cash, certificates of deposit and other money market investments based on the prevailing short-term market rates.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations — Receivables from brokers and dealers include the deposit required pursuant to the clearing agreement, other cash on deposits with the Company's U.S. clearing broker and amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails-to-deliver"). Payables to brokers, dealers and clearing organization include amounts payable for securities not received by the Company from a seller by the settlement date ("fails-to-receive").

		Receivable		Payable
Securities failed to deliver/receive	$	11,084,563	$	7,619,603
Receivable from clearing organizations		5,502,185		-
TOTAL	$	16,586,748	$	7,619,603

Long Term Liabilities — In 2009, the Company adopted a deferred bonus compensation program whereby portions of the employee's annual cash bonus awards are deferred over a three year period

on bonus awards in amounts over a threshold amount. Long-term liabilities are established to reflect the deferred cash bonuses payable in future years. The amounts reported in the statement of financial condition also includes the defined benefit pension plan liability.

Defined benefit pension plan — The Company maintains a defined benefit pension plan. Evaluation of pension liability involves certain estimates and assumptions including discount rate, rate of compensation increase and expected return on assets. Refer to Note 5.

Receivables from Customers — The amounts reported in the statement of financial condition represent commissions receivable from customers in connection with securities transactions and research fees invoiced but not yet received.

Translation of Foreign Currency — Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition, and revenues and expenses are translated at exchange rate at the end of each month. Gains or losses resulting from foreign currency transactions are included in net income.

Income Taxes — Income taxes are provided for using the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company had no valuation allowances at year-end.

Use of Estimates — These financial statements have been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements, bonus, pension liability, allowance for doubtful accounts and tax accruals at December 31, 2021. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Fair Value Measurement — The Company adopted fair value measurement standards prescribed by the FASB which defines fair value as the price received to transfer a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. This standard also establishes a framework for measuring fair value, expands disclosures about fair value measurements and specifies a hierarchy of valuation techniques based on whether inputs to these valuation techniques are observable or unobservable.

Leases — The Company adopted Topic 842, Leases, which requires that a lessee recognize on the statement of financial condition a right of use asset and a corresponding lease liability relating to leases with terms of more than twelve months. The lease liability is determined based on the present value of unpaid future minimum lease payments discounted using the incremental collateralized borrowing rate.

Recently Issued and Adopted Accounting Pronouncements from the Financial Accounting Standards Board (FASB) —

ASU 2018-14, Compensation – Retirement Benefits – Defined Benefit Plans (Subtopic 715-20). In August 2018, the FASB issued ASU No. 2018-14, *Compensation – Retirement Benefits – Defined Benefit Plans (Subtopic 715-20): Disclosure Framework – Changes to Disclosure Requirements for Defined Benefit Plans*. The ASU modify the disclosure requirements for employers that sponsor defined benefit plans or other postretirement plans, and is effective for fiscal years ending after

December 15, 2020. The Company adopted this new standard as of January 1, 2020. This adoption did not have a material impact on the Financial Statements.

ASU 2019-02, Simplifying the Accounting for Income Taxes ("ASC 740). In December 2019, the FASB issued ASU 2019–02, *Simplifying the Accounting for Income Taxes* ("ASC 740"). The ASU amends the accounting for income taxes by clarifying existing guidance and removing certain exceptions, among others, including specifying that an entity is not required to allocate income tax expense to a legal entity that is both not subject to tax and disregarded by the taxing authority, but an entity may elect to do so. The ASU is effective for the Company beginning after December 15, 2020 with early adoption permitted. The adoption of this ASU did not have a material impact on the Financial Statements.

2. RELATED PARTY TRANSACTIONS

The Company executes and clears securities transactions through other U.S. broker-dealers and affiliated foreign broker-dealers. Many of these transactions are denominated in foreign currencies. Pursuant to agreements, the Company receives commissions collected by these other broker-dealers and pays fees for execution, clearance and other related services, which are included in commission revenue or brokerage and clearance expenses. The financial statements reflect the following related party balances as of and for the year ended December 31, 2021:

		Percent of Total
Assets:		
Receivable from affiliate	$7,623,445	100%
Liabilities:		
Affiliate payable	$688,582	100%
Income statement:		
Commission revenue	$40,499,285	73%
Advisory services revenue	$3,830,556	27%
Brokerage, research and clearance expenses	$31,170,148	94%
Communication and data processing	$62,684	5%
Financing Activity:		
Dividends	$3,589,158	100%

The receivable from affiliate balance represents the capital market fees and research related fees payable as of December 31, 2021. The affiliate payable balance represents the net of agency commission fees, execution, revenue sharing and other related fees payable as of December 31, 2021.

3. REVENUE RECOGNITION

Disaggregated Commissions — The Company earns commissions on securities and futures products in different global markets. The components of the commission income is as follows:

Commissions, net of currency revaluation losses		Percent of Total
Commissions on European Securities	$40,532,916	73.2%
Commissions on listed US Securities	14,807,818	26.8%
	$55,340,734	100.0%

Customer Commissions and Research Fees Receivables — Commissions on US listed options and futures are invoiced to customers on a monthly basis rather than collected as part of the daily securities settlement process. Research fees are invoiced once the value of services rendered has been agreed with customers. The Company adopted FASB Accounting Standards Codification ("ASC") 326, the Current Expected Credit Losses Model ("CECL") on January 1, 2019 and has analyzed its receivables under this new model. An allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. The Company is not materially impacted upon adopting ASC 326 as the majority of the Company's receivables are short-term receivables from institutional customers, and the allowance for doubtful accounts was zero as of December 31, 2021. The opening and closing balances of these customer receivables is as follows:

Customer Receivables	12/31/2020	12/31/2021	Change
Commissions	$1,444,219	$1,513,074	$68,855
Research Fees	781,232	1,400,002	618,770
	$2,225,451	$2,913,076	$687,625

4. INCOME TAXES

The components of the provision for income tax expense are as follows:

Current	
Federal Provision	$1,456,428
State and Local Provision	390,456
	$1,846,884
Deferred	
Federal Benefit	($378,859)
State and Local Benefit	(87,055)
	($465,914)
Total	
Federal Provision	$1,077,569
State and Local Provision	303,401
	$1,380,970

The difference between the federal statutory rate of 21% and the Company's effective tax rate of 25.8% primarily relates to state and local income taxes, deferred expenses and disallowed meals and entertainment. The following is a summary of all the various deferred tax assets and liabilities.

Prepaid and other assets		
Deferred Bonus Program	$	2,221,282
Defined Benefit Pension Plan		234,936
Leasehold Depreciation		(315,583)
Total Deferred Tax Assets	$	2,140,635

The deferred tax assets are presented in Prepaid and Other Assets in the financial statements.

The Company has determined that there are no unrecognized tax benefits for uncertain tax positions that were required to be recorded. The Company does not expect a significant increase or decrease in unrecognized tax benefits during the next twelve months.

Income tax related interest and penalties, if any, accrued related to unrecognized tax benefits, are recognized in Income Tax Expense on the Statement of Income. For 2021, there was no provision for income tax interest or penalties.

The Company's years open to examination by major jurisdiction are tax years ended December 2019 and forward for Federal and tax years ended December 2018 for New York State, California and New York City.

5. EMPLOYEE BENEFIT PLANS

401(k) Retirement Plan — The Company maintains a 401(k) retirement plan (the "Plan") covering substantially all of the employees of the Company. The Company's contribution to the Plan is based on a percentage of employees' contributions and discretionary amounts. Plan expense for the year ended December 31, 2021, of $852,234 was recorded in employee compensation and benefits expense.

Defined Benefit Pension Plan — The Company maintains a defined benefit pension plan (the "Pension Plan"). The Pension Plan provides death and retirement benefits to all eligible employees. It is the Company's policy to fund the Pension Plan to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974 (ERISA). At December 31, 2021, the pension plan assets were invested in a portfolio consisting primarily of cash and cash equivalents, medium term corporate bonds, U.S. equities and mutual funds managed by the Company. Employees must be at least 18 years old and have a minimum of one year of service to be eligible for the Pension Plan.

Fair Value of Pension Plan Assets:

Following is a description of the valuation methodologies used for assets measured at fair value.

Equity securities: Valued at the market price per share held by the plan at year-end.

Corporate debt securities: Valued at the market price per bond held by the plan at year-end plus accrued interest.

Insurance policies: Valued at the cash surrender value of the policy held by the plan at year-end.

Fair Value Hierarchy — The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of money market instruments, deposits, or exchange traded financial instruments.

Level 2 — Quoted prices in active markets are not available, however, pricing inputs are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. Substantially all of the assumptions to value these financial instruments are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

Pension asset fair value levels at December 31, 2021:

	Level 1	Level 2	Level 3	Total
Cash & cash equivalents	$ 4,167,987	$ -	$ -	$ 4,167,987
Equity securities	5,789,913	-	-	5,789,913
Mutual funds	3,706,273	-	-	3,706,273
Corporate debt securities	-	778,062	-	778,062
Pension assets at fair value*	$ 13,664,173	$ 778,062	$ -	$ 14,442,235

*Total pension assets of $14,941,698 also includes insurance policy cash values of approximately $500,000.

The Company's actual pension plan weighted-average asset allocation at December 31, 2021, by asset category is as follows:

Asset Category	
Fixed Income	13.2%
Equity Securities	55.6%
Cash & Cash Equivalents	27.9%
Insurance Policy Cash Values	3.3%
Total	100.0%

The principal goal of the investment of funds is to provide stability with moderate growth commensurate with the anticipated retirement dates of participants. Fixed income investments, including interest bearing cash and whole life insurance policies, will normally dominate the portfolio (50% - 75%) but will not preclude the opportunistic use of riskier, higher yielding and/or less liquid

investments including mutual funds, equities and alternative investments in order to provide additional returns in order to prevent erosion by inflation.

The plan has twenty years of investing history and was very conservative in its approach to investing during its first few years. Therefore, at this stage the long term rate of return on assets is based on long term historical returns on both fixed income and equity investments rather than actual plan history. Averaging the historical returns (3% to 5% for long term government bonds and 8% to 10% for broad U.S. equity indexes) in proportion to the plans investing goals served as the basis for the rate of return used for the year ended December 31, 2021.

For the year ended December 31, 2021, the expected minimum pension contribution is $0. With the exception of death benefit payments, $1,235,000 of benefit payments are expected between 2022 and 2026. Expected payments for the five years subsequent to 2026 are $2,891,000.

A reconciliation of the beginning and ending balances of the Projected Benefit Obligation is as follows:

Projected Benefit Obligation — beginning of year	$ 14,210,481
Service cost	2,091,216
Interest cost	353,841
Actuarial (gains)/losses	(820,549)
Projected Benefits Obligation — end of year	$ 15,834,989

A reconciliation of the beginning and ending balances of the fair value of plan assets is as follows:

Fair value — beginning of year	$ 11,247,694
Actual return on plan assets	1,780,654
Employer contribution	1,913,350
Fair value — end of year	$ 14,941,698

The plan's Accumulated Benefit Obligation was $13,052,595 at December 31, 2021, an increase of $1,198,303 from the beginning of the year.

The financial status for fiscal 2021 is as follows:

Funded status	$	(893,291)
Unrecognized prior service cost		(24,390)
Unrecognized net loss		733,422
(Accrued) prepaid pension cost	$	(184,259)

The following table sets forth the weighted average assumptions used to determine the benefit obligation at December 31, 2021:

Discount rate	2.81%
Rate of compensation increase	2.50%
Measurement date — December 31, 2021	

The following table sets forth the weighted average assumptions used to determine the net periodic cost at the beginning of the year ended December 31, 2021:

Discount rate	2.49%
Expected return on plan assets	5.50%
Rate of compensation increase	2.50%
Measurement date — December 31, 2021	

Components of net periodic benefit cost for the year ended December 31, 2021, are as follows:

Service cost	$ 2,091,216
Interest cost	353,841
Expected return on plan assets	(618,623)
Amortization of prior year service cost	(11,038)
Recognized net actuarial loss	97,954
Net periodic benefit cost	$ 1,913,350

6. COMMITMENTS AND CONTINGENCIES

Leases — The Company occupies one office space in New York, NY of approximately 13,500 square feet leased under a non-cancelable lease with a remaining term of twelve years and four months. The Company also occupies one office space in San Francisco, CA of approximately 1,100 square feet leased under a non-cancelable lease with a remaining term of approximately four years. The weighted average term of these two leases is approximately ten years. The future minimum payments for these leases are as follows:

2022	$ 1,149,632
2023	1,152,419
2024	1,155,289
2025	1,201,913
2026	1,125,445
2027 and beyond	8,850,141
	$ 14,634,839

The difference between the lease liability of $10,527,809 and the future minimum payments is imputed interest totaling $4,107,030. The weighted average discount rate used to impute interest is 5.5%.

Rent expense for the year ended December 31, 2021, was $1,165,067 and is included as Occupancy in the Statement of Income and Comprehensive Income.

Guarantees — The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under this agreement is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

Regulatory Matters — In the ordinary course of business, the Company is subject to inquiries from certain regulators. There are no pending regulatory inquiries to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on its financial position.

7. FAIR VALUE MEASUREMENT

Substantially all of the Company's assets and liabilities are carried at contracted amounts which approximate fair value. Management estimates that the fair value of assets and liabilities (including receivables, payables and accrued expenses) approximates the carrying value as such assets and liabilities are short-term in nature or bear interest at current market rates. As of December 31, 2021, the Company has non-negotiable certificates of deposit that are valued on contractual basis that approximates fair value and there are no financial instruments that are considered to be measured at fair value.

8. OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as an agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company's counterparties include U.S. and foreign customers and brokers and dealers that are members of regulated exchanges. The Company does not anticipate nonperformance by such customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-l"), which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items. At December 31, 2021, net capital of $8,307,395 exceeded the required net capital minimum of $250,000 by $8,057,395.

10. SUBSEQUENT EVENTS

The Company evaluates events subsequent to December 31, 2021 through the date the audited financial statements are issued. The Company does not note any subsequent events requiring disclosure or adjustment to the financial statements.

SUPPLEMENTAL SCHEDULES

EXANE, INC.

supplemental schedule h

(A Wholly Owned Subsidiary of Exane SA)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND CFTC 1.17 AS OF DECEMBER 31, 2021

	As Filed	Adjustments	Audited
STOCKHOLDER'S EQUITY	$ 23,190,089	$ 1,205,649	$ 24,395,738
NONALLOWABLE ASSETS AND OTHER CAPITAL CHARGES:			
Receivable from affiliate	7,623,446	(1)	7,623,445
Receivable from customers	2,971,076	(58,000)	2,913,076
Furniture, equipment, and leasehold improvements	1,267,464	(1)	1,267,463
Other assets	1,544,706	800,203	2,344,909
Other deductions and capital charges	1,933,683		1,933,683
Total nonallowable assets and other capital charges	15,340,375	742,201	16,082,576
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	7,849,714	463,448	8,313,162
HAIRCUTS ON SECURITIES POSITIONS	5,767		5,767
NET CAPITAL	7,843,947	463,448	8,307,395
NET CAPITAL REQUIREMENT — Alternative method	250,000		250,000
EXCESS NET CAPITAL	$ 7,593,947	$ 463,448	$ 8,057,395

Note: The above computation and the computation included in the Company's unaudited FOCUS Report (Form X-17 A-5) filed on January 27, 2022 differ due to adjustments related to the Company's pension plan, deferred and current tax amounts.

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2021

Exane, Inc. is exempt from the provisions of Rule 15c3-3 pursuant to sections (k)(2)(i) and (k)(2)(ii) under the Securities Exchange Act of 1934. Consequently, the reserve requirements and the possession and control requirements under the Securities Exchange Act of 1934 are not applicable.

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Exane, Inc.

In planning and performing our audit of the financial statements of Exane, Inc. (the "Company") as of and for the year ended December 31, 2021, in accordance with standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC. Because the Company does not carry accounts for customers, or perform custodial functions relating to customer accounts we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) and Section 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. CFTC Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

mazars

Our consideration of internal control was for the limited purpose described previously in this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as previously described in this report, were adequate at December 31, 2021, to meet the CFTC's objectives.

This report is intended solely for the information and use of Board of Directors and Stockholder, management, the CFTC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Regulation 1.16 of the CFTC, in their regulation of registered introducing broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mazars USA LLP

New York, NY
February 28, 2022

<u>Exane, Inc.'s Exemption Report</u>

Exane, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)(i)* and 17 C.F.R. § 240.15c3-3 *(k)(2)(ii):*

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) during the period from January 1, 2021 to December 31, 2021 without exception.

I, J. Scott Eveleth, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

President & CEO
Exane, Inc.
February 28, 2022

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Exane, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Exane, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Exane, Inc. (the "Company") claimed an exemption from 17 C.F.R. §240.15c3-3: Section (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Exane, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mazars USA LLP

New York, NY
February 28, 2022